EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D/A on 4/8/25.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
4/7/2025	Buy	13,977	22.60
4/8/2025	Buy	38,553	22.97
4/9/2025	Buy	6,442	22.88
4/10/2025	Buy	33,420	23.47
4/11/2025	Buy	22,268	23.59